Beyond Air, Inc.

900 Stewart Avenue, Suite 301

Garden City, NY 11530

(516) 665-8200

September 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Beyond Air, Inc.
Registration Statement on Form S-3
File No. 333-290520

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time on Tuesday, September 30, 2025, or as soon thereafter as practicable.

Please contact Avital Perlman, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Steven Lisi
Steven Lisi
Chairman and Chief Executive Officer